FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1               Name and Address of Company

Tahoe Resources Inc.
5190 Neil Road, Suite 460
Reno, Nevada
89502

Item 2               Date of Material Change

June 8, 2011

Item 3               News Release

A news release was issued by Tahoe Resources Inc. (“Tahoe” or the “Company”) on June 8, 2011 and distributed through Marketwire and filed on SEDAR.

Item 4               Summary of Material Change

The Company announced drilling results in the East and Central zones and in veins proximal to the Escobal project.

Item 5               Full Description of Material Change

5.1                    Full Description of Material Change

The Company announced updated drilling results in the East and Central zones and in veins proximal to the Escobal project. Since the last exploration update in September 2010, 49 holes have been drilled on the project, bringing project drilling to 277 holes for a total of 82,765 metres of core.

Wide-spaced step-out drilling to the east and the west ends of the Escobal vein has demonstrated considerable resource expansion potential. Observed mineralogy and physical characteristics of new drill core are similar to those of the main Escobal vein tested to-date, suggesting that the current Escobal mill design should be able to accommodate this potential resource growth.

An in-fill drilling campaign in the East and Central zones was completed early in 2010 to enhance resource confidence, to provide core for further metallurgical testing and to provide access for hydrological investigations. Variability testing is ongoing and these metallurgical tests indicate satisfactory results to-date.

Significant results of West and Margarito zone drilling are as follows:

Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Au g/t	Ag g/t	Pb %	Zn %	AgEq g/t	Remarks
269 incl incl	427.5	496.5	69.0	48.7	0.314	190.1	0.65	1.43	281.7	West zone - Margarito vein
	427.5	448.5	21.0	15.0	0.350	310.7	1.02	2.09	439.0
	478.5	481.5	3.0	2.1	1.540	984.2	0.81	1.58	1166.3
273 incl incl	330.0	385.5	55.5	35.0	0.917	228.7	1.1	2.3	405.2	West zone - Margarito vein
	343.5	361.5	18.0	12.0	0.643	384.1	1.09	1.99	531.5
	372.0	382.5	10.5	7.0	2.646	232.0	2.62	5.89	695.5
280	447.0	463.5	16.5	9.5	0.069	146.4	0.3	0.5	177.6	West zone- Margarito vein
	496.5	510.0	13.5	7.8	2.615	136.4	0.3	0.5	332.9
	543.0	555.0	12.0	7.0	0.371	74.6	0.6	1.2	158.5
282	assays pending									West zone – Margarito vein

(Silver Equivalent grade calculated with following metal prices: $ 18/oz Ag, $ 1100/oz Au, $0.95/lb Pb, $0.90/lb Zn)

Significant results of Central zone drilling are as follows:

Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Au g/t	Ag g/t	Pb %	Zn %	AgEq g/t	Remarks
235	391.5	418.5	27.0	21.0	0.39	160.2	0.58	1.10	243.0	Central zone - down-dip ext.
236	469.5	474.0	4.5	4.0	0.56	297.4	0.43	0.91	379.9	Central zone - down-dip ext.
	520.5	536.0	15.5	10.0	2.19	538.4	0.71	1.60	759.9
239	408.0	417.0	9.0	6.3	0.27	191.2	0.42	0.75	249.0	Central zone - down-dip ext.
	436.5	451.5	15.0	10.0	0.42	191.4	0.51	0.89	266.6
243	180.5	207.7	27.2	13.5	5.73	2730.4	2.07	3.59	3297.0	Central zone met hole - infill
244	264.0	298.6	34.6	22.3	0.74	574.7	1.53	3.41	792.2	Central zone met hole - infill
247	121.6	166.7	45.1	43.5	0.26	447.2	0.83	2.08	564.1	Central zone met hole - infill
257	164.5	179.3	14.8	14.0	0.50	1260.4	1.59	3.33	1461.8	Central zone met hole - infill
258	106.0	146.6	40.6	40.0	0.19	479.6	0.54	0.78	537.0	Central zone met hole - infill
259	170.6	189.3	18.7	9.4	0.38	726.9	1.16	3.94	926.2	Central zone met hole - infill
261	227.0	245.4	18.4	9.2	0.72	1447.5	5.07	7.52	1926.0	Central zone met hole - infill
262	269.5	283.0	13.5	10.0	0.66	729.3	2.44	1.98	923.9	Central zone met hole - infill
263	309.3	443.8	134.5	23.0	1.08	428.2	2.26	6.01	782.0	Central zone met hole - infill
268	359.0	360.7	1.6	1.2	0.235	574.5	2.3	6.0	873.3	Beto vein

(Silver Equivalent grade calculated with following metal prices: $ 18/oz Ag, $ 1100/oz Au, $0.95/lb Pb, $0.90/lb Zn)

Significant results of East zone drilling are as follows:

Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Au g/t	Ag g/t	Pb %	Zn %	AgEq g/t	Remarks
229	322.9	330.1	7.3	5.0	0.76	3939.4	2.3	2.8	4160.8	East zone met hole infill
241	258.3	264.8	6.6	4.6	0.07	116.2	0.1	0.1	127.9	East zone met hole infill
242a	349.8	351.9	2.1	1.7	0.23	367.8	0.4	0.5	413.1	East zone met hole - infill
245	280.8	295.5	14.8	14.0	0.67	457.7	0.4	1.5	567.0	East zone met hole - infill
256	559.5	565.5	6.0	4.3	0.18	288.0	0.2	0.3	315.0	East zone - down-dip ext.
260	245.0	259.0	14.0	10.5	0.67	280.3	0.2	0.6	349.9	East zone met hole - infill
264 incl.	447.0	483.0	36.0	31.0	0.07	297.6	0.52	0.92	352.1	East zone - East ext.
	465.0	483.0	18.0	15.5	0.11	457.6	0.67	1.20	528.8
265	253.0	276.0	23.0	11.0	0.46	1927.0	1.0	2.1	2063.0	East zone met hole - infill
270(a)	469.0	479.5	10.5	9.5	0.03	224.6	0.1	0.3	238.8	East zone - East ext.
	488.5	496.0	7.5	6.8	0.07	385.4	0.2	0.4	409.0
	549.5	551.0	1.5	1.4	0.24	995.4	0.1	0.3	1024.6
	596.0	606.5	10.5	7.5	0.08	120.6	0.4	0.8	164.1
271	360.0	372.0	12.0	10.0	0.13	148.4	0.2	0.4	176.2	East zone - depth ext.
	378.0	381.0	3.0	2.5	0.13	201.3	0.6	1.5	281.9
	474.0	480.0	6.0	5.5	0.21	386.7	0.1	0.4	419.9
277 incl	441.0	459.0	18.0	15.5	0.12	620.2	0.48	0.99	678.7	East zone - East ext.
	441.0	447.0	6.0	5.2	0.27	1405.6	0.88	1.86	1517.3
	478.5	486.0	7.5	6.5	0.05	199.4	0.45	1.02	253.0
281	303.5	309.5	6.0	3.8	0.09	579.3	1.2	3.0	732.0	East zone - East ext.
	356.0	359.0	3.0	1.9	0.15	511.9	1.3	2.0	631.0
	465.5	476.0	10.5	6.5	0.10	157.9	0.4	0.7	203.3
	491.0	510.5	19.5	12.5	0.07	207.5	0.3	0.7	246.8
	531.5	534.5	3.0	2.0	15.20	2247.0	0.3	0.6	3264.7

(Silver Equivalent grade calculated with following metal prices: $ 18/oz Ag, $ 1100/oz Au, $0.95/lb Pb, $0.90/lb Zn)

The Company has also commenced a regional exploration campaign, in which it expects to drill three target areas in 2011.

5.2                    Disclosure for Restructuring Transactions

Not applicable.

Item 6               Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7               Omitted Information

Not applicable.

Item 8               Executive Officer

C. Kevin McArthur
President and Chief Executive Officer
Telephone: (775) 825-8574

Item 9               Date of Report

June 8, 2011

Forward Looking Statements
This report contains “forward-looking information” within the meaning of applicable Canadian securities legislation, which is also referred to as “forward-looking statements.” Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this report describes future events and conditions related to Tahoe’s plans for development of the Escobal Project into a commercial mining operation. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this report. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals and Tahoe’s ability to operate in a safe, efficient and effective manner. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration and development activities, the interpretation of drilling results and other geological data, the uncertainties of mineral resource and mineral reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s prospectus dated December 17, 2010 available at www.sedar.com.